Exhibit 21.1
Subsidiaries of Morphic Holding, Inc.

Name of Subsidiary	Jurisdiction
Morphic Therapeutic, Inc.	Delaware
Morphic Security Corporation	Massachusetts
Morphic Therapeutic UK Ltd	United Kingdom